United States securities and exchange commission logo





                              November 20, 2020

       Mark Daniel Farb
       Chief Executive Officer
       Flower Turbines, Inc.
       240 Central Ave., 1J
       Lawrence, NY 11559

                                                        Re: Flower Turbines,
Inc.
                                                            Amendment No. 1 to
                                                            Offering Statement
on Form 1-A
                                                            File No. 024-11330
                                                            Filed November 10,
2020

       Dear Dr. Farb:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 27, 2020 letter.

       Amendment No. 1 to Offering Statement on Form 1-A

       Plan of Distribution
       Bonus Shares; Discounted Price for Certain Investors, page 16

   1. In your response to prior comment 2, you indicate you revised the disclosure to reflect that investors will not pay
the processing fee on bonus shares. We are unable to locate this disclosure. Please
advise.
 Mark Daniel Farb
Flower Turbines, Inc.
November 20, 2020
Page 2
Interim Financial Statements, page F-1

2. Each of your interim financial statements, including footnote pages include the caption,
         "No assurance provided." Please identify the guidance that supports or requires the inclusion of this notation and explain why its warranted when you have labeled these financial statement and footnotes as unaudited.
Consolidated Statements of Changes in Stockholders' Equity, page F-3

3.       Please address the following items:

                On your balance sheet on page F-1, you disclose there are currently 1,045,193 shares issued and outstanding as of June 30, 2020, but in your statement of changes in stockholders' equity, you show 868,858 shares issued and outstanding as of June 30,
              2020. Please advise or revise accordingly.
                You currently show a Member's Equity balance of $(29,795) as of June 30, 2020.
              We further note this amount is not shown under stockholder's equity in your balance sheet. Similarly, it does not appear that all of the amounts in the Members' Equity column for 2019 are consistent with the statements of changes in stockholders' equity for 2019 on page F-5 (full year). Also, note a line item for June 30, 2019 is not required in the statement of changes in stockholders' equity. Refer to Rule 8-03 of
              Regulation S-X. Please advise or revise.
                The line item, Balance at June 30, 2020 appears to be mislabeled as Balance at
              December 31, 2019. Please revise.
Notes to Consolidated Financial Statements
Note 2: Summary of Significant Accounting Policies
Revenue Recognition, page F-7

4. Your current disclosure indicates that you have not realized revenue from operations.
         However, you have recognized revenue in the six months ended June 30, 2020. Please expand your revenue recognition policy to disclose how you recognize revenue.
General

5. As requested in prior comment 1, please confirm in your response letter that the
FirstName LastNameMark Daniel Farb
       processing fees investors will pay to StartEngine Primary, LLC will be included in the
Comapany   NameFlower
       aggregate  purchaseTurbines, Inc.
                           price paid by an investor when calculating the
maximum amount non-
       accredited
November          investors
           20, 2020  Page 2 may invest under Rule 251(d)(2)(i)(C).
FirstName LastName
 Mark Daniel Farb
FirstName LastNameMark    Daniel Farb
Flower Turbines, Inc.
Comapany 20,
November  NameFlower
              2020     Turbines, Inc.
November
Page 3    20, 2020 Page 3
FirstName LastName
        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian,
Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland, Attorney-Advisor, at
(202) 551-6711 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Jeffrey S. Marks